

July 22, 2016

Terrence O. Davis, Esq.
Holland & Knight LLP
1180 West Peachtree Street, N.W.
Suite 1800
Atlanta, GA 30309

Re: Griffin Institutional Access Global Credit Fund, File Nos. 333-211845; 811-23159

Dear Mr. Davis:

On June 3, 2016, you filed on behalf of Griffin Institutional Access Global Credit Fund ("Fund" or "Registrant"), a closed-end management investment company, a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"). We have reviewed the filing and have the following comments.

General Comment

1. Please state in your response letter whether FINRA will or has reviewed the proposed distribution terms and arrangements of the transaction involved in the registration statement.

2. To avoid confusion, please consider differentiating the page numbers used for the front cover from the page numbers used throughout the prospectus (e.g., use roman numbering).

3. Page numbers and other references refer to the Class A and C prospectus. Please confirm your responses to our comments will be reflected in the Class I prospectus as well.

Cover Page

4. In your response letter, confirm that the pricing table, as well as all of the information appearing thereunder up to, and including, the date of the prospectus, will be included as part of the information presented on the outside front cover page of the prospectus. See Item 1.g. of Form N-2.

5. Please disclose in a footnote to the pricing table the expenses of issuance and distribution required by Item 27 of Form N-2. See Item 1.g., Instruction 6 of Form N-2.

6. On the front cover page of the prospectus, disclose, if true, that either a material amount or substantially all, as the case may be, of the Fund's debt investments will generally be considered below investment grade, which are also known as "junk securities."

7. Please specify on the cover the maximum percentage of Fund assets that may be invested in the securities of foreign issuers, including emerging market issuers.

8. As described on page 2, the Adviser may engage one or more sub-advisers. We note that disclosure on page 46 of the prospectus states that the Fund intends to seek exemptive relief regarding the appointment and termination of sub-advisers to the Fund. Please also advise the staff if you have submitted or expect to submit an exemptive application in order to offer multiple classes of shares.

9. Under the caption Securities Offered, on page 2, please note that Class I shares are offered by separate prospectus.

10. Disclosure at the end of page 2 discusses the limited liquidity of the Fund's shares. Please move this disclosure to the bullet points that appear earlier on this page.

Prospectus Summary

11. The Fund's name includes the term "credit" which indicates a type of investment. Please include in the prospectus summary an 80% policy to invest in debt instruments as suggested by the Fund's name. See Rule 35d-1 under the 1940 Act. For name test purposes, please clarify that the Fund will not include investments in the equity tranches of CDOs in the definition of fixed-income securities.

12. The Fund's name includes the term "global." Please expressly describe how the Fund will "invest [its] assets in investments that are tied economically to a number of countries throughout the world." See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (e.g., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the fund would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

13. Please disclose in the summary whether the Fund intends to invest in foreign securities and/or foreign real estate and indicate the magnitude of such investments. Please provide similar disclosure in the summary regarding the Fund's investments in emerging markets.

14. On page 1, disclosure indicates the Fund expects to act as an original lender for a material amount of credit obligations in its portfolio, including "direct real estate loans." Please substantially expand the prospectus disclosure to provide a meaningful discussion of, including the material risks and potential liabilities arising from, the Fund's loan origination activities. The disclosure should highlight the underwriting standards that the Fund intends to employ as well as detail the Fund's valuation methodology for these loans. The disclosure should also highlight the likely nature of the Fund's relationship with the entities in respect of which it will originate credit obligations. Furthermore, disclosure should clarify how the Fund will treat borrowers for purposes of its concentration policy. In addition, please confirm to the staff that all expenses associated with direct loans (e.g., origination fees) have been included in Fund expenses. We may have additional comments.

15. Please explain to the staff whether in connection with its investments in direct loans the Fund will have any unfunded commitments. If yes, please provide correspondence with the following: (a) a

representation that it reasonably believes its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments, and (b) a general explanation as to why it believes it can cover its commitments. In addition, please explain to the staff whether, in connection with its investments in private debt funds, the Fund will have any unfunded commitments regarding future investments. We may have additional comments.

16. On page 2, since the Fund is non-diversified, revise references such as, "The Fund executes its investment strategy primarily by seeking to invest in a diversified portfolio of investments across the four quadrants described above." Revise similar disclosure elsewhere in the prospectus.

17. The Public Corporate Debt quadrant, page 2, includes "other fixed-income and fixed-income related securities." That term is defined, on page 3, to include investments in private investment funds, CDOs, CLOs and other securitized instruments. Please explain why the inclusion of such investments is appropriate and not misleading in the quadrant titled Public Corporate Debt. Also, confirm the definitions do not allow for an investment to qualify for more than one of the four quadrants (e.g., could leveraged loans or high yield securities fit under Public Corporate Debt and Private Corporate Debt quadrant). If instruments may fit within multiple quadrants, explain the significance to an investor of the disclosed ranges for the amount invested in each quadrant.

18. On page 3, please include "also known as junk bonds" in disclosure describing the Fund's investments in "high yield securities."

19. Under the Investment Objective and Policies section, if true, please prominently clarify that each asset category or quadrant may invest in debt securities of any duration, maturity, or credit quality. In addition, please prominently clarify in plain English the extent the Fund, directly or indirectly, will hold sub-prime or low-quality securities.

20. On page 4, the disclosure lists categories of underlying funds in which the Fund may invest and describes that shareholders will pay a pro rata share of asset-based and performance fees associated with these investments. Please include hedge funds and other private investment funds in this list of underlying funds.

21. Page 4 states the Fund may employ leverage, including borrowing from banks. Please also disclose that underlying funds may be highly leveraged.

22. In connection with the Fund's investments in "private institutional real estate debt funds," please clarify if these investments rely on an exemption from registration as investment companies under the 1940 Act, and disclose what exemption these funds rely on. Please provide similar disclosure for other private investment funds in which the Fund may invest (we note the disclosure for hedge funds on page 29).

23. Please tell us how much the Fund will invest in funds that rely on section 3(c)(1) or 3(c)(7) of the Investment Company Act. If the Fund will invest/invests more than 15% of its assets in such funds that rely on section 3(c)(1) or 3(c)(7), please note that registered closed-end funds that invest more than 15% of their assets in such hedge funds or private equity funds impose a minimum initial investment requirement of at least $25,000 and restrict sales to investors that, at a minimum, satisfy the accredited investor standard. Please explain to us why it is appropriate for the Fund to offer shares without imposing these limitations. In addition, please tell us and disclose whether

there is a limit on the percentage of the Fund's assets that can be invested in all issuers that are excluded from the definition of investment company and are privately offered (this would include, for example, funds that rely on section 3(c)(5)(C) of the Investment Company Act). We may have additional comments after reviewing your response.

24. Under the heading "Fees and Expense" on page 5, please include disclosure summarizing that investors also pay a pro rata share of asset-based and performance fees associated with the underlying funds. This disclosure should be in addition to the disclosure that currently appears under the Investment Objective and Policies on page 4.

25. Page 6 discusses minimal capitalization risk. Please also disclose the impact on Fund expenses if the Fund raises insufficient capital.

26. Page 8, under Distribution Policy Risk, states that all or a portion of a distribution may consist solely of a return of capital. Please inform the staff whether the Fund intends to report a distribution rate. If the Fund intends to report a distribution rate at any point prior to finalizing its tax figures, the Fund should disclose the estimated portion of the distribution rate that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

27. In the prospectus summary, please state clearly whether the Fund will engage in borrowing during its first 12 months of operations and confirm such borrowing will be reflected in the fee table.

28. Please inform the staff whether the Fund intends to issue debt or preferred stock in the first year of operations.

Summary of Fund Expenses

29. Please provide a completed fee table in advance of the Fund seeking to go effective. We may have additional comments.

30. Please advise the staff whether the expense reimbursement or fee waiver arrangements will reduce Fund operating expenses for at least one year from the effective date of the Fund's registration statement.

31. Please expand the discussion in footnote 5 to reflect that the AFFE line item includes asset-based fees in addition to performance fees. In regards to the asset-based and performance fees associated with acquired funds, please clearly describe if such fees are based on net assets or some other basis.

32. As previously noted, it appears the Fund invests a significant amount of its assets in private funds, including funds that rely on exemptions other then 3(c)(1) and 3(c)(7) of the 1940 Act. Please explain whether the expenses associated with these funds are reflected in the fee table. If not, please provide an estimate of these expenses in footnote 5 to the fee table.

33. The table assumes the Fund issues shares in an amount equal to a certain dollar figure (blank in the filing). Please provide the staff this figure and explain why you believe this is a reasonable estimate of sales in the first year.

Determination of Net Asset Value

34. On page 48, the Fund discloses that in certain circumstances, the Fund may fair value its investments in Private Real Estate Debt Funds by adjusting the most recent NAV by the change in a proprietary benchmark that has been deemed representative of the entire Private Real Estate Debt Fund market. Please provide the staff more information regarding the proprietary benchmark and its use in determining the fair value of these Fund investments. We may have additional comments.

SAI

35. The fundamental policy regarding concentration states, "Under normal circumstances, the Fund invests over 25% of its assets in the securities of companies or entities in the real estate industry." Please delete "Under normal circumstances." We note that the Fund can deviate from its fundamental investment restriction on concentration for temporary defensive purposes.

36. The section titled Involuntary Repurchases, on page 15, states that the Fund may repurchase shares in certain situations, including if the shares have been transferred or vested in any person other than by operation of law as a result of the shareholder's death or dissolution, or if continued ownership of the shares may be harmful or injurious to the business reputation of the Fund. Please explain to us how these repurchases are consistent with Rule 23c-2 under the Investment Company Act. We note that the staff takes the view that a fund may not rely on Rule 23c-2 to redeem out the estate of deceased investor. See J. and W. Seligman, SEC No-Act. Letter (pub. avail. July 14, 1989).

Part C

37. The Part C included in the filing appears to be the Part C for the Griffin Institutional Access Real Estate Fund. Please provide the Part C relevant to this Fund.

38. At the time the registration statement was originally filed Terrence O. Davis was the sole initial trustee of the Fund. Please note the signature requirements of Section 6(a) of the Securities Act, which requires that the registration statement must be signed by a majority of the Fund's Board of Trustees, and also must be signed by the Fund's principal accounting officer or comptroller. In this regard, any person who occupies more than one of the positions specified in section 6(a) of the Securities Act should indicate each capacity in which he or she signs the registration statement.

* * * * * * * * *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter, at the time of such request, acknowledging that:

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

If you have any questions about these comments, please call me at (202) 551-6760.

Sincerely,

/s/ Jeffrey A. Foor

Jeffrey A. Foor
Senior Counsel